Albany Atlanta Brussels Denver Los Angeles THOMAS WARDELL (404) 527-4990	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC EMAIL ADDRESS twardell@mckennalong.com

August 29, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. Craig Arakawa

Re:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
Response, dated July 12, 2012
SEC Comment Letter, dated August 9, 2012
File No. 000-53843

Dear Mr. Arakawa:

Per our telephone conversation of August 29, 2012, this letter will confirm yours and my agreement that, as counsel to U.S. China Mining Group, Inc. (the “Company”), we will file a response to your letter to the Company of August 9, 2012, not later than close of business on September 4, 2012.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:dse

cc:	Hongwen Li
Xinyu Peng